EXHIBIT 99.0

(1)

AES Gener S.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1.	I am the Chief Executive Officer of AES Gener S.A. (the “Company”).

2.	To the best of my knowledge:

(A)	the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Annual Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(B)	The information in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 16, 2003

/S/ FELIPE CERÓN
Felipe Cerón

EXHIBIT 99.0

(2)

AES Gener S.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1.	I am the Chief Financial Officer of AES Gener S.A. (the “Company”).

2.	To the best of my knowledge:

(A)	the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Annual Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(B)	The information in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 16, 2003

/s/ FRANCISCO CASTRO
Francisco Castro